Mail Stop 0510

      April 14, 2005

Via U.S. mail and facsimile

Mr. Samuel F. Thomas
President and Chief Executive Officer, Chart Industries, Inc.
One Infinity Corporate Centre Drive, Suite 300
Garfield Heights, OH  44125

	RE:	Form 10-K for the fiscal year ended December 31, 2004
			File No. 1-11442


Dear Mr. Thomas:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Management`s Discussion and Analysis - Pro Forma Combined Company

1. Notwithstanding your belief that Reorganized Chart`s results of operations, other than cost of sales, interest expense, and financing costs amortization, were not significantly affected by the
adoption
of Fresh-Start accounting, it is not appropriate to present and discuss combined results for the nine months ended September 30, 2003 and the three months ended December 31, 2003 as these periods are not
comparable.  Please revise your MD&A in future filings to
eliminate
any financial information that combines the results of the
Reorganized Company and Predecessor.   Please also disclose and
discuss the separate historical results of the Reorganized Company and Predecessor during the year ended December 31, 2003.


Contractual Obligations

2. Please revise your table of contractual cash obligations in future filings to include the following:

* Estimated interest payments on your debt; and
* Planned funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.
If
you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.


Note I - Employee Benefit Plans

3. Tell us supplementally and revise future filings to clarify the nature of the $2,015 curtailment gain recognized in 2004.


Note F-Loss on Insolvent Subsidiary and Note L - Contingencies

4. We note your loss recognized in connection with the write-off of your net investment in CHEL. Tell us supplementally and revise future filings to identify the material components of the net investment you wrote off. Address whether you eliminated any CHEL liabilities, and if so, the appropriateness of extinguishing such liabilities under SFAS 140.

5. Tell us supplementally and disclose in future filings the major components of the $13,682 impairment charge and where those charges are reflected in your statement of operations.

6. We note your contingencies surrounding CHEL`s insolvency and have the following comments.

* Tell us supplementally and revise future filings to address why you do not believe you are legally obligated to fund CHEL`s net pension obligations of $12,000.
* Tell us supplementally and revise future filings to disclose the amount of claims asserted against the Company.
* Tell us supplementally and revise future filings to address any other of CHEL`s obligations other than its pension that the Company may be liability for.
* Address the potential negative impact of all the contingencies surrounding CHEL`s insolvency as it relates to the Company`s results of operations.

Note M - Operating Segments - Geographic Information

7. In future filings, separately disclose material revenues from external customers attributed to an individual foreign country and material assets in an individual foreign country. Also disclose the basis for attributing revenues from external customers to individual countries. Refer to paragraph 38 of SFAS 131.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 942-
1860
or Jeanne Baker, Assistant Chief Accountant, at (202) 942-1835 or in their absence, to the undersigned at (202) 942-1774.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

??

??

??

??

Mr. Samuel F. Thomas
April 14, 2005
Page 4 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE